

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2026

Nick Langton
Chief Executive Officer
Mixed Martial Arts Group Ltd
Level 1, Suite 1, 29-33 The Corso
Manly, New South Wales 2095

> **Re: Mixed Martial Arts Group Ltd**
> **Registration Statement on Form F-3**
> **Filed January 16, 2026**
> **File No. 333-292800**

Dear Nick Langton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Fessler